SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                                (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  LUMENIS LTD.
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                                (NAME OF ISSUER)

                       Ordinary Shares, Par Value NIS 0.10
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                         (TITLE OF CLASS OF SECURITIES)

                                  M6778Q 10 5
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Harel Beit-On
               16 Abba Eban Avenue, Herzliya Pituach 46725 Israel
                                 972-9-972-0400
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 March 18, 2009
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, SEE the Notes).

--------------------------------------------------------------------------------
CUSIP No. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     LM Partners L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             104,265,713 (1)
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 0
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  104,265,713 (1)
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     104,265,713 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     48.8% (2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

(1) Includes 11,936,707 Ordinary Shares underlying currently exercisable warrants. See Item 5.

(2) See Item 5.

--------------------------------------------------------------------------------
CUSIP No. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     LM (GP) L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 105,489,713 (1)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             105,489,713 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,489,713 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

(1) Includes (i) 11,936,707 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,224,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of the Reporting Person by Harel Beit-On. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Shlomo Dovrat
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 105,489,713 (1) (2)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             105,489,713 (1) (2)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,489,713 (1) (2)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Includes (i) 11,936,707 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,224,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM (GP) L.P. by Harel Beit-On. See Item 5.

(2) Excludes 15,000 shares, and an additional 35,000 shares issuable upon the exercise of currently-exercisable options, held by the estate of the late
Mr. Aharon Dovrat, the father of the Reporting Person. While it is currently anticipated that the Reporting Person may be granted voting and/or investment power with respect to all such shares, no final determination has yet been made to such effect, and such shares have therefore been excluded from the number of shares deemed to be beneficially owned by the Reporting Person as reported herein.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Harel Beit-On
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 105,489,713 (1)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             105,489,713 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,489,713 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Includes (i) 11,936,707 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,224,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust by the Reporting Person for the benefit of LM (GP) L.P. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Avi Zeevi
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 105,489,713 (1)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             105,489,713 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,489,713
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Includes (i) 11,936,707 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,224,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM (GP) L.P. by Harel Beit-On. See Item 5.

--------------------------------------------------------------------------------
CUSIP NO. M6778Q 10 5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS

     Eylon Penchas
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)              [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
                             0
  NUMBER OF             --------------------------------------------------------
   SHARES               8.   SHARED VOTING POWER
BENEFICIALLY                 105,489,713 (1)
  OWNED BY              --------------------------------------------------------
    EACH                9.   SOLE DISPOSITIVE POWER
  REPORTING                  0
 PERSON WITH            --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             105,489,713 (1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,489,713 (1)
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)        [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     49.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
--------------------------------------------------------------------------------

(1) Includes (i) 11,936,707 Ordinary Shares underlying currently exercisable warrants held by LM Partners L.P. and (ii) 1,224,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM (GP) L.P. by Harel Beit-On. See Item 5.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 1 ("AMENDMENT NO. 1") to the Statement of Beneficial Ownership on Schedule 13D filed on July 10, 2007 (the "ORIGINAL STATEMENT") relates to the ordinary shares, par value NIS 0.10 per share ("ORDINARY SHARES") of Lumenis Ltd., an Israeli company (the "ISSUER"). The principal executive offices of the Issuer are located at Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel.

     This Amendment No. 1 is being filed by the Reporting Persons (as defined in Item 2 below) as a result of the issuance by the Issuer to LM Partners (as defined in Item 2 below), on March 30, 2009 (effective as of March 18, 2009) of 13,743,750 additional Ordinary Shares (the "ADDITIONAL SHARES") pursuant to
Section 10.2 of that certain Purchase Agreement (the "PURCHASE AGREEMENT"), dated as of September 30, 2006, by and among the Issuer, LM Partners, Ofer (Ships Holding) Ltd. (together with LM Partners, the "INVESTORS") and LM GP (as defined in Item 2 below), as the Investors' representative. Under Section 10.2 of the Purchase Agreement, the Issuer was obligated to issue additional Ordinary Shares to the Investors in respect of all awards, judgments, losses, liabilities, damages, indemnities, costs and expenses related to certain investigations, litigations and proceedings involving the Issuer, including a certain class action lawsuit by the Issuer's shareholders and an SEC proceeding against the Issuer's former chief financial officer (collectively, the "PROCEEDINGS"). In light of the determination of certain Issuer expenses with respect to the Proceedings, the number of additional Ordinary Shares to be issued to the Investors with respect thereto has been determined and the Additional Shares have been issued to LM Partners.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment No. 1 is being filed by each of: (i) LM Partners L.P., a Cayman Islands exempted limited partnership ("LM PARTNERS"), (ii) LM (GP) L.P., an Israeli limited partnership ("LM GP"), which serves as the managing general partner of LM Partners; (iii) Shlomo Dovrat, (iv) Harel Beit-On, (v) Avi Zeevi and (vi) Eylon Penchas** (collectively, the "REPORTING PERSONS").

     As described in the Original Statement, LM (GP) Company Ltd., an Israeli limited liability company, serves as the general partner of LM (GP). ATL 3 L.P., an Israeli limited partnership, and A.S. Dovrat Management Ltd., an Israeli limited liability company, hold approximately 69.3% and 29.7%, respectively, of the issued and outstanding share capital of LM (GP) Company Ltd. Messrs. Harel Beit-On and Eylon Penchas are directors of LM (GP) Company Ltd., and, together with Messrs. Shlomo Dovrat and Avi Zeevi, hold, directly or indirectly, all of the issued and outstanding share capital of LM (GP) Company Ltd. ATL Management Ltd. is the general partner of ATL 3 L.P. The directors and executive officers of ATL Management Ltd. are Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi. Mr. Shlomo Dovrat holds in the aggregate all of the issued and outstanding share capital of A.S. Dovrat Management Ltd.

     The following identity and background information is presented with respect to each of LM Partners L.P., LM (GP), LM (GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd., and ATL Management Ltd. (collectively, the "REPORTING ENTITIES"):

(a) STATE OF ORGANIZATION: LM Partners- Cayman Islands; each of LM (GP), LM (GP) Company Ltd., ATL 3 L.P., A.S. Dovrat Management Ltd. and ATL Management Ltd.- Israel.

(b) PRINCIPAL BUSINESS: LM Partners, LM (GP) and LM (GP) Company Ltd. were organized for the purpose of acquiring and holding Ordinary Shares of the Issuer. ATL 3 L.P. is an investment management partnership. Each of A.S. Dovrat Management Ltd. and ATL Management Ltd. is an investment management company.

(c) ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: 16 Abba Eban Avenue, Herzliya Pituach 46725, Israel.

(d) CRIMINAL PROCEEDINGS: During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The following identity and background information is presented with respect to each of Shlomo Dovrat, Harel Beit-On, Avi Zeevi and Eylon Penchas (collectively, the "REPORTING INDIVIDUALS"):

(b) BUSINESS ADDRESS: 16 Abba Eban Avenue, Herzliya Pituach 46725, Israel.

(c) PRESENT PRINCIPAL OCCUPATION: Business person.

(d) CRIMINAL PROCEEDINGS: During the last five years, none of the Reporting Individuals has been convicted in any criminal proceeding.

(e) CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: During the last five years, none of the Reporting Individuals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIZENSHIP: Israel

(**It has come to the attention of the Reporting Persons that Eylon Penchas was inadvertently omitted as a Reporting Person in the Original Statement (despite having been described therein as sharing beneficial ownership with respect to the Ordinary Shares held by the other Reporting Persons). Accordingly, he has been added as a Reporting Person in this Amendment No. 1.)


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As described in Item 1 above, the issuance of the Additional Shares to LM Partners that is reported in this Amendment No. 1 was pursuant to an adjustment mechanism set forth in Section 10.2 of the Purchase Agreement, based on the final determination of the Issuer's expenses with respect to certain Proceedings. There were no additional funds that were required to be expended by LM Partners or any of the other Reporting Persons (and hence no required financing of any such funds) as consideration to the Issuer for the issuance of the Additional Shares.

ITEM 4. PURPOSE OF TRANSACTION.

     Except as set forth herein, as of the filing of this Amendment No. 1, the Reporting Persons and the other entities identified in Item 2 do not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Persons of additional Ordinary Shares, or the disposition of Ordinary Shares that they hold; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's articles of association or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Ordinary Shares to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (if and when applicable to the Issuer); (h) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     The Reporting Persons and the other entities identified in Item 2 may acquire (including through the exercise of warrants and options) additional, and/or sell existing, Ordinary Shares of the Issuer, either in the open market or in privately negotiated transactions (including pursuant to the Purchase Agreement).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) (i) LM Partners may be deemed to beneficially own 104,265,713 Ordinary Shares of the Issuer, representing approximately 48.8% of the issued and outstanding share capital of the Issuer, of which 92,329,006 are actual Ordinary Shares held by LM Partners and 11,936,707 Ordinary Shares represent shares issuable upon the exercise of warrants held by LM Partners, all of which are currently exercisable. LM Partners possesses sole power to vote and dispose of all such shares. LM Partners does not share the power to vote, direct the vote, dispose or direct the disposition of any Ordinary Shares of the Issuer.

          (ii) LM GP may be deemed to beneficially own 105,489,713 Ordinary Shares of the Issuer, representing approximately 49.1% of the issued and outstanding share capital of the Issuer. Such Ordinary Shares include: (x) the 92,329,006 Ordinary Shares held by LM Partners and the 11,936,707 Ordinary Shares issuable upon the exercise of warrants held by LM Partners, for which LM GP shares voting and dispositive power in its role as managing general partner of LM Partners; and (y) 1,224,000 Ordinary Shares underlying options that are currently exercisable, which options are held in trust for the benefit of LM GP by Harel Beit-On, and with respect to which LM GP shares voting and dispositive power.

          (iii) Harel Beit-On holds in trust, for the benefit of LM (GP), options to purchase 1,224,000 Ordinary Shares of the Issuer, which options are currently exercisable. Mr. Beit-On possesses shared power to vote and dispose of all of the Ordinary Shares underlying such options. By virtue of his role as a director and an equity owner of LM (GP) Company Ltd., and as a directors and executive officer of ATL Management Ltd., Mr. Beit-On also indirectly shares the power to vote, direct the vote, dispose and direct the disposition of (x) the 92,329,006 Ordinary Shares held by LM Partners and the 11,936,707 Ordinary Shares issuable upon the exercise of warrants held by LM Partners. Collectively, all shares deemed beneficially owned by Mr. Beit-On represent 49.1% of the issued and outstanding share capital of the Issuer. Mr. Beit-On disclaims beneficial ownership of all of the Ordinary Shares beneficially owned by LM Partners except to the extent of his pecuniary interest therein.

          (iv) Each of Shlomo Dovrat, Avi Zeevi and Eylon Penchas may be deemed to beneficially own 105,489,713 Ordinary Shares of the Issuer, representing approximately 49.1% of the issued and outstanding share capital of the Issuer. Such Ordinary Shares include: (x) the 92,329,006 Ordinary Shares held by LM Partners and the 11,936,707 Ordinary Shares issuable upon the exercise of warrants held by LM Partners, for which each such individual shares voting and dispositive power in its indirect role in the ownership and management of LM Partners; and (y) 1,224,000 Ordinary Shares underlying options that are either currently exercisable or will become exercisable within 60 days of the date hereof, which options are currently held in trust for the benefit of LM GP by Harel Beit-On, for which each such individual shares voting and dispositive power in its indirect role in the ownership and management of LM GP. Each of Shlomo Dovrat, Avi Zeevi and Eylon Penchas disclaims beneficial ownership of all such Ordinary Shares except to the extent of his pecuniary interest therein.

     Shlomo Dovrat's beneficial ownership reported herein excludes 15,000 shares, and an additional 35,000 shares issuable upon the exercise of currently-exercisable options, that are held by the estate of the late Mr. Aharon Dovrat, the father of Shlomo Dovrat. While it is currently anticipated that Shlomo Dovrat may be granted voting and/or investment power with respect to all such shares, no final determination has yet been made to such effect, and such shares have therefore been excluded from the number of shares deemed to be beneficially owned by Shlomo Dovrat as reported herein.

     Except for the foregoing, the Reporting Persons and the other entities identified in Item 2 do not possess any beneficial ownership in any of the Issuer's Ordinary Shares described in this Amendment No. 1.

     (b) The Reporting Persons possess either sole power or shared power to vote and direct the vote, and sole power or shared power to dispose or to direct the disposition of, the Issuer's Ordinary Shares as described in paragraph (a) above.

     (c) Other than the issuance of the Additional Shares to LM Partners pursuant to the Purchase Agreement, no transactions in securities of the Issuer have been effected during the last 60 days by any of the Reporting Persons or any of the additional persons named in Item 2 above.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth herein is true, complete and correct.

                                                        LM Partners L.P.
                                                        By:  LM (GP) L.P.
                                                        Its general partner
                                                        By: LM (GP) Company Ltd.
                                                        Its general partner

                                                        By: /s/ Avi Zeevi
                                                        ------------------------
                                                        Name: Avi Zeevi

                                                        LM (GP) L.P.
                                                        By: LM (GP) Company Ltd.
                                                        Its general partner

                                                        By: /s/ Avi Zeevi
                                                        ------------------------
                                                        Name: Avi Zeevi

                                                        /s/ Shlomo Dovrat
                                                        ------------------------
                                                        Shlomo Dovrat

                                                        /s/ Harel Beit-On
                                                        ------------------------
                                                        Harel Beit-On

                                                        /s/ Avi Zeevi
                                                        ------------------------
                                                        Avi Zeevi

                                                        /s/ Eylon Penchas
                                                        ------------------------
                                                        Eylon Penchas

Dated: March 30, 2009